[LETTERHEAD OF SHEFSKY & FROELICH LTD.]

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
026829-29

September 30, 2010

Via Federal Express and EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the fiscal year ended December 31, 2009
Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010

Dear Ms. LaMothe:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comments contained in your correspondence dated September 2, 2010.  The headings and paragraph numbers below correspond to the headings and paragraphs numbers in your letter.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below each comment.

Form 10-K, Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33; Critical Accounting Policies and Estimates, page 52; Impairment, page 53

1.             We note that you conduct an analysis on a quarterly basis to determine if indicators of impairment exist to ensure that the property’s carrying value is recoverable. However on page 78 you have indicated that impairment is assessed whenever events or changes in circumstances indicate that its carrying amount may not be recoverable as required under FASB ASC 360-10-35-21.  Please explain the discrepancy.

Response:  The Company’s impairment policy discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is intended to summarize the more detailed discussion in the financial statement footnotes. The Company, as part of its quarterly reporting process, reviews long-lived assets for events or changes in circumstances that would indicate the carrying amount of the property may not be recoverable.

The Company’s discussion in Form 10-K, Item 7 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” page 33, will be updated in future filings as follows (changes in italics):

We assess the carrying values of the respective long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed carrying value, we are required to record an impairment loss to the extent that the carrying value exceeds fair value. The valuation and possible subsequent impairment of investment properties is a significant estimate that can and does change based on our continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

Financial Statements and Notes — Note 3 - Investment Properties, page 82

2.             We note that you began to consolidate LIP Holdings, LLC in your financial statements in fiscal year 2009 based upon obtaining effective control over the joint venture. Please tell us what is meant by effective control and explain to us your basis in GAAP that supports your consolidation of this joint venture.

Response:  On June 8, 2007, through a 100% owned subsidiary, the Company entered into the LIP Holdings, LLC (“LIP-H”) LLC agreement for the purpose of funding the development and ownership of real estate projects in the office, distribution, retail, healthcare and mixed-use markets. The Company’s subsidiary invested $227 million in exchange for the Class A Participating Preferred Interests of LIP-H, which entitles the Company’s subsidiary to a 9.5% preferred dividend and two of the five Board seats of LIP-H.  The Company’s joint venture partner, Lauth Investment Properties, LLC (“Lauth”), held three of the five Board seats.

At the inception of the LIP-H entity, the Company first evaluated the entity under ASC 810-10-15-14 to determine if LIP-H was a variable interest entity (“VIE”).  The Company determined that LIP-H was not a VIE because 1) the total equity investment at risk was sufficient to permit LIP-H to finance its activities without additional subordinated financial support provided by any parties, including equity holders, 2) the equity-at-risk investors, as a group, receive the expected residual returns and losses and there are no parties that have significant decision making ability that do not have sufficient equity, and 3) although the voting rights of the investors are not proportional to their obligations to absorb the expected losses of LIP-H, substantially all of the legal entity’s activities are not conducted on behalf of the investor that has disproportionately few voting rights (i.e., the Company).

The LIP-H entity maintained a Board of Managers, consisting of five members.  Per the LLC agreement, except for the “Major Decisions,” all management powers over the business and affairs of the venture are and shall be exclusively vested in the Board of Managers.  Some of the management powers controlled by the Board are 1) management and leasing of the properties, 2) acquisition and disposition of assets, 3) lending or borrowing of money, and 4) selection, designation or dismissal of employees of the entity.  The “Major Decisions,” such as 1) entering into a new line of business, 2) filing for bankruptcy and executing deeds in lieu of foreclosure, and 3) electing to dissolve and wind-up the company, require at least one vote of a Lauth Board manager and one vote of a Company Board manager.  The Company determined that “Major Decisions” are protective rights rather than participating rights.

At inception, because Lauth held the majority of the seats on the Board of Managers, they had control of the daily activities of LIP-H. Lauth had control over the joint venture by its majority voting interest in the venture, given the control of three of the five seats on the Board of Managers.  Accordingly, the Company did not previously control, therefore it did not consolidate LIP-H; rather, pursuant to ASC 970-323-25, the equity method was applied in the accounting treatment of the investment.

On January 6, 2009, due to a default by Lauth under the provisions of the LLC agreement of LIP-H, the venture removed one Lauth Board manager, replacing the Lauth Board manager with a Company Board manager on the Board of Managers of LIP-H.  At such date, the Company held the majority voting interest and now controlled the activities of LIP-H through a third Board seat.  In addition, Lauth had no substantive participating rights (as outlined in ASC 810-20-25) to overcome the presumption of the Company’s consolidation of LIP-H and only held the protective rights related to “Major Decisions” as described above, thus prompting consolidation of LIP-H as of January 6, 2009.

Financial Statements and Notes - Note 4 - Investment in Unconsolidated Entities, page 84

3.             We note that you hold a significant ownership interest in Net Lease Strategic Asset Fund L.P. and D.R. Stephens Institutional Fund LLC. Please tell us how you determined that consolidation of these joint ventures was not required under GAAP.

Response:  The Company analyzed Net Lease Strategic Asset Fund L.P. and D.R. Stephens Institutional Fund LLC, and determined that consolidation of these joint ventures was not required under GAAP based on its consideration of the entities as variable interest entities (as defined in ASC 810-10-15-14) and its consideration of the entities’ substantive participating rights (as defined in ASC 810-20-25).

Net Lease Strategic Asset Fund L.P.

On August 10, 2007, the Company entered into a joint venture, Net Lease Strategic Asset Fund L.P., with The Lexington Master Limited Partnership (“LMLP”) and LMLP GP LLC (“LMLP GP”), for the purpose of directly or indirectly acquiring, financing, holding for investment, operating, and leasing real estate assets as acquired by the joint venture.  The Company’s initial capital contribution was approximately $127.5 million and LMLP’s initial contribution was approximately $22.5 million.  LMLP GP is the general partner who manages investments and day-to-day affairs of the venture.

The Company first evaluated the entity under ASC 810-10-15-14 to determine if the entity was a VIE.  The Company determined that the entity was not a variable interest entity because 1) the total equity investment at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, 2) the equity-at-risk investors, as a group, receive the expected residual returns and losses and there are no parties that have significant decision making ability that do not have sufficient equity, and 3) although the voting rights of the investors are not proportional to their obligations to absorb the expected losses of the entity, substantially all of the legal entity’s activities are not conducted on behalf of the investor that has disproportionately few voting rights (i.e., the Company).

The Company has also considered the provisions of ASC 810-20-25 with regard to Net Lease Strategic Asset Fund L.P. and its majority ownership and rights under the joint venture agreement.  LMLP GP is the general partner who is responsible for the day to day activities of the venture.  The Company has substantive participating rights under the agreement, such as participating in management decisions regarding the acquisition of assets, the construction/rehab of any assets, the financing or refinancing of any asset, and the approval of the annual plan.  The rights noted in the preceding sentence allow the Company to effectively participate in the decisions that occur as part of the ordinary course of the entity’s business.  However, these participating rights are made with the agreement of the partner, LMLP, which equates to shared decision making ability, and do not give the Company control over the venture.  It was determined that the Company does have significant influence but does not control Net Lease Strategic Asset Fund L.P.  Therefore, the entity was not consolidated; rather, pursuant to ASC 970-323-25, the equity method was applied in the accounting treatment of the investment.

D.R. Stephens Institutional Fund LLC

On April 23, 2007, the Company entered into a joint venture, D.R. Stephens Institutional Fund, LLC, between the Company and Stephens Ventures III, LLC (“Stephens Member”) for the purpose of acquiring entities engaged in the acquisition, ownership, and development of real property.  The Company’s initial capital contribution was limited to approximately $90 million and the Stephens Member’s initial contribution was limited to approximately $10 million.  Stephens & Stephens LLC (“Stephens”), an affiliate of the Stephens Member, is the managing member of D.R. Stephens Institutional Fund, LLC.

The Company first evaluated the entity under ASC 810-10-15-14 to determine if the entity was a VIE.  The Company determined that the entity was not a variable interest entity because 1) the total equity investment at risk was sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, 2) the equity-at-risk investors, as a group, receive the expected residual returns and losses and there are no parties that have significant decision making ability that do not have sufficient equity, and 3) although the voting rights of the investors are not proportional to their obligations to absorb the expected losses of the entity, substantially all of the legal entity’s activities are not conducted on behalf of the investor that has disproportionately few voting rights (i.e., the Company).

The Company has also considered the provisions of ASC 810-20-25 with regard to D.R. Stephens Institutional Fund, LLC and its majority ownership and rights under the joint venture agreement.  Stephens is the managing member who is responsible for the day to day activities of the venture.  The Company has substantive participating rights under the agreement, such as participating in management decisions regarding the operating and capital decisions of the investee, including budgets, in the ordinary course of business, approving any capital transactions and obtaining financing for major projects.  The rights noted in the preceding sentence allow the Company to effectively participate in the decisions that occur as part of the ordinary course of the entity’s business.  However, these participating rights are made with the agreement of the Stephens Member, and do not give the Company control over the venture.  It was determined that the Company does have significant influence but does not control D.R. Stephens Institutional Fund, LLC.  Therefore, the entity was not consolidated; rather, pursuant to ASC 970-323-25, the equity method was applied in the accounting treatment of the investment.

Note 18 - New Accounting Pronouncements, page 103

4.             Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to legacy accounting standards accordingly.

Response: The Company will revise any references to legacy accounting standards in future filings.

The Company acknowledges that:

•                                          It is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the Form 10-K or Forms 10-Q.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

cc:	Brenda G. Gujral
Lori J. Foust